

September 13, 2018

Richard Contreras
Chief Financial Officer
Fresh Del Monte Produce Inc.
241 Sevilla Avenue
Coral Gables, Florida 33134

      Re: Fresh Del Monte Produce Company Inc.
           Form 10-Q for the Quarter Ended June 29, 2018
           File No. 333-07708

Dear Mr. Contreras:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Transportation and Leisure